UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 198th FISCAL COUNCIL MEETING OF TELEFÔNICA BRASIL S.A., HELD ON SEPTEMBER 16th, 2021.

1.   DATE, TIME AND VENUE: On September 16th (sixteenth), 2021, at 10:00 a.m., exceptionally due to the COVID-19 pandemic, held remotely, as provided in the article 17, sole paragraph of Internal Regulations of the Fiscal Council (“Regulations”) of Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: The call was waived given the presence of all members of the Company’s Fiscal Council (“Fiscal Council”), who subscribe these minutes, pursuant to the article 13, paragraph 2 of the Company’s regulation. Also, was present the Corporate and Legal Affairs Director, Mrs. Carolina Simões Cardoso, as Secretary of the Meeting.

3.   AGENDA AND RESOLUTION: After examining and deliberating on the matter of the Agenda, the attending members of the Fiscal Council unanimously decided as follows:

3.1. STATEMENT OF INTEREST ON CAPITAL: The proposal for the statement of interest on capital (“IoC”) to be submitted to the Company’s Board of Directors for deliberation, in the following terms, was appreciated:

“Proposal to state IoC based on the balance sheet as of August 31st, 2021, in the gross amount of R$600,000,000.00, corresponding to R$510,000,000.00 net of withholding income tax. The amount per share is equivalent to R$0.35728835197 per common share (R$0.30369509918 net of income tax).

The IoC shall be credited individually to the shareholders, in accordance with the shareholding position in the Company’s records at the end of September 30th, 2021. After this date the shares will be considered “ex-interests”.

The IoC will be included in the minimum required dividend for the fiscal year of 2021 “ad referendum” of the General Shareholders’ Meeting to be held in 2022, and the payment will be made until July 31st, 2022, in a date to be set by the Company’s Board.”

Unanimously, the Fiscal Council members approved the proposal, given that they consider it to be in compliance with the applicable legislation.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

4. CLOSURE: There being no further business, the meeting was adjourned, and these minutes were drawn up. São Paulo, September 16th, 2021.

Gabriela Soares Pedercini	Cremênio Medola Netto
Fiscal Council Member	Fiscal Council Member

Charles Edwards Allen	Carolina Simões Cardoso
Fiscal Council Member	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	September 16, 2021	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director